CONSUMERS ENERGY COMPANY CONSUMERS 2014 SECURITIZATION FUNDING LLC	PRELIMINARY TERM SHEET	July 9, 2014

Free Writing Prospectus
Filed under Rule 433
Relating to Preliminary Prospectus Supplement dated July 9, 2014 and Prospectus Dated July 7, 2014
File Nos. 333-195654 and 333-195654-01

Consumers 2014 Securitization Funding LLC
(Issuing Entity)

$378,000,000
Senior Secured Securitization Bonds, Series 2014A

Transaction Summary

Consumers 2014 Securitization Funding LLC (the “Issuing Entity”) is issuing $378,000,000 of Senior Secured Securitization Bonds, Series 2014A (the “Bonds”) in three tranches. The Bonds are senior secured obligations of the Issuing Entity supported by the Securitization Property (as defined herein), which includes the right to a special, irrevocable nonbypassable charge (the “Securitization Charge”) paid by Michigan retail electric distribution customers of Consumers Energy Company (“Consumers Energy”) based on their electricity usage as discussed below. Act 142 (as defined herein) mandates that Securitization Charges be adjusted at least annually, and the Michigan Public Service Commission (the “MPSC”) further permits true-up adjustments to occur semi-annually (and in certain circumstances quarterly or more frequently) if necessary, in each case to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds (the “True-Up Mechanism”).

Michigan legislation found at 2000 PA 142, as amended (as amended, “Act 142”) authorizes the MPSC to approve the recovery of qualified costs by certain electric utilities through the issuance of securitization bonds. On December 6, 2013, the MPSC issued a financing order (the “Financing Order”) relating to the Bonds. Consumers Energy unconditionally accepted all conditions and limitations requested by the Financing Order in a letter dated January 24, 2014 from Consumers Energy to the MPSC. As of January 24, 2014, the Financing Order was final and not subject to appeal. Pursuant to the Financing Order, Consumers Energy established the Issuing Entity as a special purpose subsidiary to acquire the Securitization Property and to issue the Bonds.

In the Financing Order, the MPSC authorized a Securitization Charge to be imposed on Covered Electric Customers (approximately 1.8 million Covered Electric Customers as of December 31, 2013) in an amount sufficient to pay on a timely basis scheduled principal of and interest on the Bonds and all ongoing other qualified costs in connection with the Bonds. “Covered Electric Customers” means all existing and future retail electric distribution customers of Consumers Energy or its successors, except for (i) customers taking retail open access (“ROA”) service from Consumers Energy as of December 6, 2013 to the extent that those ROA customers remain, without transition to bundled service, on Consumers Energy’s retail choice program (“Current Choice Customers”), (ii) customers to the extent they obtain or use self-service power or (iii) customers to the extent engaged in affiliate wheeling. Consumers Energy, as servicer, will collect the applicable Securitization Charges from Covered Electric Customers and will remit the Securitization Charges to the trustee under the indenture pursuant to which the Bonds will be issued (the “Trustee”). In the Financing Order, the MPSC affirms that it will act pursuant to the Financing Order to ensure that the expected Securitization Charges are sufficient to pay on a timely basis scheduled principal of and interest on the Bonds and the ongoing other qualified costs. The Financing Order, together with the Securitization Charges authorized by the Financing Order, are irrevocable and not subject to reduction, impairment, postponement, termination or adjustment by further action of the MPSC, except by use of the true-up adjustment procedures approved in the Financing Order.

The Bonds represent obligations only of the Issuing Entity and do not represent obligations of Consumers Energy or any of its affiliates other than the Issuing Entity. The Bonds are not a debt or obligation of the State of Michigan and are not a charge on its full faith and credit or taxing power.

This Preliminary Term Sheet has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any Bonds in any jurisdiction where such offer or sale is prohibited. Please read the important information and qualifications beginning on page 11 of this Preliminary Term Sheet.

Citigroup	Goldman, Sachs & Co.

PNC Capital Markets LLC

$378,000,000

Consumers 2014 Securitization Funding LLC
(Issuing Entity)

Senior Secured Securitization Bonds, Series 2014A

Summary of Terms

Anticipated Fixed Rate Bond Offering

Tranche(1)	Expected Weighted Average Life (Years)(2)	Expected Size(3)	Scheduled Final Payment Date	Final Maturity Date(4)	Scheduled Sinking Fund Payments Begin	Number of Scheduled Semi- Annual Sinking Fund Payments
A-1	3.00	$123,400,000	11/01/2019	11/01/2020	05/01/2015	10
A-2	8.00	$139,400,000	11/01/2024	11/01/2025	11/01/2019	11
A-3	12.26	$115,200,000	05/01/2028	05/01/2029	11/01/2024	8

Issuing Entity and Capital Structure:

Consumers 2014 Securitization Funding LLC is a special purpose Delaware limited liability company. Consumers Energy is the sole member of the Issuing Entity and owns all of the Issuing Entity’s equity interests. The Issuing Entity has no commercial operations. The Issuing Entity was formed solely to purchase and own Securitization Property, to issue the Bonds and to perform activities incidental thereto.

In addition to the Securitization Property, the Issuing Entity will be capitalized with an upfront cash deposit equity contribution from Consumers Energy equal to 0.5% of the Bonds’ initial principal amount issued held in the capital subaccount and will have an excess funds subaccount to retain any amounts collected and remaining on a payment date after all payments on the Bonds and all ongoing other qualified costs have been made.

(1)  Each tranche pays sequentially.

(2)  The weighted average lives assume a closing date of July 22, 2014.

(3)  Tranche sizes are preliminary and subject to change.

(4)  The final maturity date is the date by which the principal must be repaid to prevent a default.

Depositor, Seller, Sponsor and Initial Servicer of the Securitization Property:

Consumers Energy, a Michigan corporation and wholly-owned subsidiary of CMS Energy Corporation, is an electric and gas utility company serving Michigan’s lower peninsula. Consumers Energy owns and operates electric distribution and generation facilities and gas transmission, storage and distribution facilities. Consumers Energy serves individuals and businesses operating in the alternative energy, automotive, chemical, metal and food products industries, as well as a diversified group of other industries. Consumers Energy provides electricity and/or natural gas to approximately 6.5 million of Michigan’s 10 million residents. Consumers Energy’s rates and certain other aspects of its business are subject to the jurisdiction of the MPSC and the Federal Energy Regulatory Commission. The Bonds do not constitute a debt, liability or other legal obligation of Consumers Energy or CMS Energy Corporation. Consumers Energy, acting as the initial servicer, and any successor or assignee servicer, will service the Securitization Property securing the Bonds under a servicing agreement with the Issuing Entity.

Securities Offered:

Senior Secured Securitization Bonds, Series 2014A, listed above, scheduled to pay principal semi-annually and sequentially in accordance with the expected sinking fund schedule. See “Expected Sinking Fund Schedule”.

Expected Ratings:	“Aaa(sf)” / “AAA(sf)” by Moody’s and S&P, respectively.*

Payment Dates and Interest Accrual:	Interest payable semi-annually, May 1 and November 1. Interest will be calculated at a fixed rate on a 30/360 basis. The first scheduled payment date is May 1, 2015.

No Optional Redemption:	No optional redemption. Non-callable for the life of the Bonds.

Minimum Denomination:	$100,000, or integral multiples of $1,000 in excess thereof, except that one Bond of each tranche may be of a smaller denomination.

Average Life Profile:	Prepayment is not permitted. Extension risk is possible but is expected to be statistically remote.

Credit/Security:

The Bonds will be secured primarily by the Securitization Property, which includes the Issuing Entity’s irrevocable right to impose, collect and receive a nonbypassable consumption-based Securitization Charge from Covered Electric Customers (approximately 1.8 million Covered Electric Customers as of December 31, 2013). Securitization Charges are set and periodically adjusted, as discussed below, to collect amounts sufficient to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. See also “Issuing Entity and Capital Structure” and “True-up Mechanism for Payment of Scheduled Principal and Interest”.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Securitization Property:

Neither the Securitization Property nor the other collateral securing the Bonds is or will be a static pool of assets. The “Securitization Property” consists of all of Consumers Energy’s rights and interests established pursuant to the Financing Order transferred to the Issuing Entity in connection with the issuance of the Bonds, including the irrevocable right to impose, collect and receive nonbypassable Securitization Charges and the right to implement the True-Up Mechanism. Upon the sale of the Securitization Property to the Issuing Entity and the pledge to the Trustee under the indenture, the Securitization Property will constitute a present property right created by Act 142 and the Financing Order and is protected by the state pledge in Act 142 described below.

Nonbypassable Securitization Charges:

Act 142 provides that the Securitization Charges are nonbypassable, and the Financing Order requires the imposition and the collection of Securitization Charges from all existing and future Covered Electric Customers. Covered Electric Customers do not include (i) Current Choice Customers, (ii) customers to the extent they obtain or use self-service power or (iii) customers to the extent engaged in affiliate wheeling. Any successor to Consumers Energy under Act 142, whether pursuant to any bankruptcy, reorganization or other insolvency proceeding or pursuant to any merger, acquisition, sale or transfer, by operation of law, as a result of electric utility restructuring or otherwise, must perform and satisfy all obligations of Consumers Energy under Act 142. The Securitization Charges are applied to Covered Electric Customers individually and are adjusted and reallocated among all such Covered Electric Customers as necessary under the True-Up Mechanism.

Under the terms of the Financing Order, responsibility for the payment of the Securitization Charges associated with the Bonds is allocated among Covered Electric Customer classes (“Securitization Rate Classes”) based upon the most recent MPSC-approved production cost allocation methodology (4CP 50/25/25). This methodology allocates 50% of charges to each rate class’ average contribution to summer system peak demands, 25% of charges to each rate class’ average contribution to on-peak energy consumption and 25% of charges to each rate class’ contribution to total energy consumption. Average rate class contribution levels reflect the most recent available three year historical load profiles, applied to the most recent sales forecast. Under the Financing Order, each Securitization Rate Class is allocated a percentage responsibility for the payment of the Bonds and related costs. The Securitization Charge shall be a uniform per kilowatt-hour (“kWh”) surcharge within each class.

True-Up Mechanism for Payment of Scheduled Principal and Interest:

Act 142 and the Financing Order mandate that Securitization Charges on Covered Electric Customers be reviewed and adjusted by the MPSC at least annually to correct any overcollections or undercollections of the preceding 12 months and to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. In addition, the Financing Order provides that true-up adjustments are required on a semi-annual basis (or, one year prior to the last scheduled final payment date for the latest maturing tranche, on a quarterly basis) if the servicer determines that a true-up adjustment is necessary to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. True-up adjustments may also be made by the servicer more frequently at any time, without limits as to frequency, if the servicer determines that a true-up adjustment is necessary to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the Bonds. The Financing Order permits mid-year true-up adjustments to be implemented immediately without additional MPSC approval if the proposed true-up adjustment is not opposed. In the Financing Order, the MPSC affirms that it will act pursuant to the Financing Order to ensure that expected Securitization Charges are sufficient to pay on a timely basis all scheduled principal of and interest on the Bonds and ongoing other qualified costs in connection with the Bonds.

There is no cap on the level of Securitization Charges that may be imposed on Covered Electric Customers to pay on a timely basis scheduled principal of and interest on the Bonds and ongoing other qualified costs. Such Securitization Charges may continue to be imposed, charged and collected until the Bonds are paid in full, except that Securitization Charges may not be billed more than 15 years after the beginning of the first complete billing cycle during which Securitization Charges were initially placed on any Covered Electric Customer’s bill. Through the True-Up Mechanism, which adjusts for undercollections of Securitization Charges due to any reason, and during that 15-year period, Covered Electric Customers share in the liabilities of all other Covered Electric Customers for the payment of Securitization Charges.

State Pledge:

The State of Michigan has pledged in Act 142, for the benefit and protection of the holders of Bonds, including trustees, collateral agents and other persons acting for the benefit of the holders of Bonds (the “Financing Parties”), under the Financing Order and Consumers Energy, that it will not take or permit any action that would impair the value of the Securitization Property, reduce or alter, except as allowed in connection with a true-up adjustment, or impair the Securitization Charges to be imposed, collected and remitted to the Financing Parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed, in connection with the Bonds have been paid and performed in full.

Michigan has both a voter initiative and a referendum process. The time for challenging Act 142 through a referendum has expired, but the right of voters in Michigan to enact laws by initiative can be exercised at any time, provided a prescribed process is followed and successfully concluded. Constitutional protections against actions that violate the pledge of the State of Michigan should apply whether legislation is passed by the Michigan legislature or is brought about by a voter initiative.

Type of Offering:	SEC registered.

Tax Treatment:	Fully taxable; treated as debt of Consumers Energy for U.S. federal income tax purposes.

ERISA Eligible:	Yes, as described in the prospectus.

Initial Securitization Charge as a Percentage of Covered Electric Customer’s Total Electricity Bill:

The initial Securitization Charge for the Bonds is expected to represent approximately 1% of the total monthly electric bill received by an average 656 kWh Michigan residential Covered Electric Customer served by Consumers Energy as of March 31, 2014. When combined with the securitization charges for the Securitization Bonds, Series 2001-1 (the “2001-1 Securitization Bonds”) issued by Consumers Funding LLC (the “2001-1 Securitization Bond Issuer”), a wholly-owned subsidiary of Consumers Energy, the cumulative securitization charges would be expected to represent approximately 2.6% of the total monthly electric bill by an average 656 kWh Michigan residential Covered Electric Customer served by Consumers Energy as of March 31, 2014.

Relationship to the 2001-1 Securitization Bonds:

In November 2001, the 2001-1 Securitization Bond Issuer issued and sold $468,592,000 of 2001-1 Securitization Bonds in accordance with a financing order and order on rehearing issued by the MPSC on October 24, 2000 and January 4, 2001, respectively. After giving effect to payments on the 2001-1 Securitization Bonds on the April 20, 2014 quarterly payment date, the 2001-1 Securitization Bonds had $70,614,670 in aggregate principal amount outstanding, which was equal to the amount set forth in the expected amortization schedule for the 2001-1 Securitization Bonds. The final legal maturity date of the 2001-1 Securitization Bonds is October 20, 2016, and the expected final payment date of the 2001-1 Securitization Bonds is October 20, 2015. Consumers Energy currently acts as servicer with respect to the 2001-1 Securitization Bonds. The 2001-1 Securitization Bond Issuer will have no obligations under the Bonds, and the Issuing Entity has no obligations under the 2001-1 Securitization Bonds. The security pledged to secure the Bonds will be separate from the security that is securing the 2001-1 Securitization Bonds. The outstanding 2001-1 Securitization Bonds are currently rated Aaa(sf)/AAA(sf)/AAA by Moody’s, S&P and Fitch, respectively.*

Structuring Bookrunner:	Citigroup Global Markets Inc.

Joint Bookrunner:	Goldman, Sachs & Co.

Co-Manager:	PNC Capital Markets LLC.

Trustee:	The Bank of New York Mellon.

Expected Settlement:	July 22, 2014, settling flat. DTC, Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear system.

Use of Proceeds:

Used to pay the Issuing Entity’s costs of issuance of the Bonds and for the Issuing Entity’s other initial costs of the transaction, or to reimburse Consumers Energy for expenses of authorization, issuance and sale of the Bonds, and the balance will be used by the Issuing Entity to purchase the Securitization Property from Consumers Energy. Consumers Energy will use the proceeds from the sale of the Securitization Property to retire a portion of its existing debt and/or equity.

More Information:	For a complete discussion of the proposed transaction, please read the prospectus and the accompanying prospectus supplement.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Parties to Transaction and Responsibilities

Flow of Funds to Bondholders

* During the twelve months ended December 31, 2013, approximately 39% of Consumers Energy’s total electric usage (as measured by billed gigawatt-hour sales) in the State of Michigan was to residential customers, approximately 23% was to secondary customers and approximately 37% was to primary customers.

Expected Sinking Fund Schedule*
Scheduled Principal Payment Per Tranche

Semi-Annual Payment Date	Tranche A-1 Scheduled Principal Payment	Tranche A-2 Scheduled Principal Payment	Tranche A-3 Scheduled Principal Payment
05/01/15	$12,754,496.74	—	—
11/01/15	$12,338,634.69	—	—
05/01/16	$12,139,308.68	—	—
11/01/16	$12,369,315.96	—	—
05/01/17	$12,460,350.96	—	—
11/01/17	$12,780,078.74	—	—
05/01/18	$12,409,091.47	—	—
11/01/18	$12,758,103.96	—	—
05/01/19	$12,792,624.96	—	—
11/01/19	$10,597,993.84	$2,421,051.57	—
05/01/20	—	$12,920,802.37	—
11/01/20	—	$13,264,623.57	—
05/01/21	—	$13,398,312.83	—
11/01/21	—	$13,828,156.47	—
05/01/22	—	$13,674,376.87	—
11/01/22	—	$14,132,263.88	—
05/01/23	—	$14,231,986.39	—
11/01/23	—	$14,610,833.16	—
05/01/24	—	$14,644,703.26	—
11/01/24	—	$12,272,889.63	$2,742,248.51
05/01/25	—	—	$15,165,731.36
11/01/25	—	—	$15,678,991.21
05/01/26	—	—	$15,584,776.83
11/01/26	—	—	$16,122,083.89
05/01/27	—	—	$16,293,416.96
11/01/27	—	—	$16,750,371.29
05/01/28	—	—	$16,862,379.95

Total Payments	$123,400,000.00	$139,400,000.00	$115,200,000.00

* Preliminary; subject to change. May not total due to rounding.

Expected Amortization Schedule*
Outstanding Principal Balance Per Tranche

Semi-Annual Payment Date	Tranche A-1 Balance	Tranche A-2 Balance	Tranche A-3 Balance
Closing Date	$123,400,000.00	$139,400,000.00	$115,200,000.00
05/01/15	$110,645,503.26	$139,400,000.00	$115,200,000.00
11/01/15	$98,306,868.57	$139,400,000.00	$115,200,000.00
05/01/16	$86,167,559.89	$139,400,000.00	$115,200,000.00
11/01/16	$73,798,243.93	$139,400,000.00	$115,200,000.00
05/01/17	$61,337,892.97	$139,400,000.00	$115,200,000.00
11/01/17	$48,557,814.23	$139,400,000.00	$115,200,000.00
05/01/18	$36,148,722.76	$139,400,000.00	$115,200,000.00
11/01/18	$23,390,618.80	$139,400,000.00	$115,200,000.00
05/01/19	$10,597,993.84	$139,400,000.00	$115,200,000.00
11/01/19	—	$136,978,948.43	$115,200,000.00
05/01/20	—	$124,058,146.06	$115,200,000.00
11/01/20	—	$110,793,522.49	$115,200,000.00
05/01/21	—	$97,395,209.66	$115,200,000.00
11/01/21	—	$83,567,053.19	$115,200,000.00
05/01/22	—	$69,892,676.32	$115,200,000.00
11/01/22	—	$55,760,412.44	$115,200,000.00
05/01/23	—	$41,528,426.05	$115,200,000.00
11/01/23	—	$26,917,592.89	$115,200,000.00
05/01/24	—	$12,272,889.63	$115,200,000.00
11/01/24	—	—	$112,457,751.49
05/01/25	—	—	$97,292,020.13
11/01/25	—	—	$81,613,028.92
05/01/26	—	—	$66,028,252.09
11/01/26	—	—	$49,906,168.20
05/01/27	—	—	$33,612,751.24
11/01/27	—	—	$16,862,379.95
05/01/28	—	—	—

* Preliminary; subject to change. May not total due to rounding.

Average Life Profile of the Bonds

Severe stress cases on electricity consumption result in minor or no change in the weighted average life of each tranche of the Bonds.

Weighted Average Life Sensitivity

		-5% (1.82 Standard Deviations from Mean)		-15% (6.69 Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)	Weighted Average Life (Years)	Change (Days)*	Weighted Average Life (Years)	Change (Days)*
A-1	3.00	3.00	0	3.01	4
A-2	8.00	8.00	0	8.00	0
A-3	12.26	12.26	0	12.27	4

* Number is the absolute value rounded to whole days.

For the purposes of preparing the above chart, the following assumptions, among others, have been made: (i) the forecast error stays constant over the life of the Bonds and is equal to an overestimate of electricity usage of -5% (1.82 standard deviations from mean) or -15% (6.69 standard deviations from mean); (ii) the servicer makes timely and accurate filings to make a true-up adjustment to the Securitization Charges semi-annually; (iii) customer charge-off rates are held constant at approximately 3.37% for the residential Securitization Rate Class (comprised of approximately 1,574,000 customers as of December 31, 2013), approximately 0.93% for the secondary Securitization Rate Class (comprised of approximately 207,000 customers as of December 31, 2013), approximately 0.93% for the primary Securitization Rate Class (comprised of approximately 4,000 customers as of December 31, 2013) and approximately 0.93% for the streetlighting Securitization Rate Class (comprised of approximately 5,000 customers as of December 31, 2013); (iv) days sales outstanding are based upon historical averages; (v) operating expenses are equal to projections; (vi) there is no acceleration of the final maturity date of the Bonds; (vii) a permanent loss of all Covered Electric Customers has not occurred; and (viii) the issuance date is July 22, 2014. There can be no assurance that the weighted average lives of the Bonds will be as shown.

Consumers 2014 Securitization Funding LLC and Consumers Energy Company have filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Consumers 2014 Securitization Funding LLC and Consumers Energy Company have filed with the SEC for more complete information about Consumers 2014 Securitization Funding LLC and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Consumers 2014 Securitization Funding LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146.

This Preliminary Term Sheet is not required to contain all information that is required to be included in the prospectus and the accompanying prospectus supplement that will be prepared for the securities offering to which this Preliminary Term Sheet relates. The prospectus and the accompanying prospectus supplement contain material information not contained herein, and the prospective purchasers are referred to the prospectus and accompanying prospectus supplement, including the final prospectus and accompanying prospectus supplement. This Preliminary Term Sheet is not an offer to sell or a solicitation of an offer to buy these securities in any jurisdiction where such offer, solicitation or sale is not permitted.

The information in this Preliminary Term Sheet is preliminary and may be superseded by an additional term sheet provided to you prior to the time you enter into a contract of sale. This Preliminary Term Sheet is being delivered to you solely to provide you with information about the offering of the securities referred to herein. The securities are being offered when, as and if issued. In particular, you are advised that these securities, and the Securitization Charges securing them, are subject to modification or revision (including, among other things, the possibility that one or more tranches of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus and accompanying prospectus supplement. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. The Issuing Entity’s obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE BONDS OR DETERMINED IF THIS PRELIMINARY TERM SHEET IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Price and availability of the Bonds are subject to change without notice.

A contract of sale will come into being no sooner than the date on which the relevant tranche of the Bonds has been priced and the underwriters have confirmed the allocation of securities to be made to you; any “indications of interest” expressed by you, and any “soft circles” generated by the underwriters, will not create binding contractual obligations for you or the underwriters (or any other person or entity). You may withdraw your offer to purchase securities at any time prior to the underwriters’ acceptance of your offer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this Preliminary Term Sheet is attached relating to (i) these materials not constituting an offer (or a solicitation of an offer), (ii) no representation that these materials are accurate or complete and may not be updated or (iii) these materials possibly being confidential are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area that has implemented the prospectus directive (as defined below) (each, a “relevant member state”), each of the underwriters has represented and agreed that with effect from and including the date on which the prospectus directive is implemented in that relevant member state (the “relevant implementation date”) it has not made and will not make an offer of the Bonds to the public in that relevant member state prior to the publication of a prospectus in relation to the Bonds that has been approved by the competent authority in that Member State or, where appropriate, approved in another relevant member state and published and notified to the competent authority in that relevant member state, all in accordance with the prospectus directive as implemented in that relevant member state or following, in either case, 12 months after such publication, except that it may, with effect from and including the relevant implementation date, make an offer of the Bonds to the public in that relevant member state: (i) solely to qualified investors (as defined in the prospectus directive); (ii) to fewer than 100 natural or legal persons (or, if the relevant member state has implemented the relevant provision of and Directive 2010/73/EU, 150 natural or legal persons) other than qualified investors as defined in the prospectus directive, subject to obtaining the prior consent of the representative of the underwriters for any such offer; or (iii) in any other circumstances falling within Article 3(2) of the prospectus directive, provided that no such offer of the Bonds shall require the Issuing Entity or any underwriter to publish a prospectus pursuant to Article 3 of the prospectus directive or supplement a prospectus pursuant to Article 16 of the prospectus directive.

For purposes of this provision, the expression “offer of the Bonds to the public” in relation to any Bonds in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe for the Bonds, as the same may be varied in that Member State by any measure implementing the prospectus directive in that Member State, and the expression “prospectus directive” means Directive 2003/71/EU and includes any relevant implementing measure or amending measure in each relevant member state.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

Each of the underwriters has represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the Bonds in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

NOTICE TO RESIDENTS OF HONG KONG

Each underwriter has represented and agreed that it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Bonds other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that ordinance or (ii) in other circumstances that do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or that do not constitute an offer to the public within the meaning of that ordinance; and it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Bonds that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) and any rules made under that ordinance.

NOTICE TO RESIDENTS OF JAPAN

The Bonds have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”), and each underwriter has represented and agreed that it will not offer or sell any of the Bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used in this paragraph means any person resident of Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the benefit of, others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines and regulations of Japan.

NOTICE TO RESIDENTS OF THE PEOPLE’S REPUBLIC OF CHINA

The Bonds shall not be offered or sold in the People’s Republic of China, excluding Hong Kong, Macau and Taiwan, or the “PRC”, as part of the initial distribution of the Bonds.

This Preliminary Term Sheet does not constitute an offer to sell or the solicitation of an offer to buy any securities in the PRC to any person to whom it is unlawful to make the offer or solicitation in the PRC.

The PRC does not represent that this Preliminary Term Sheet may be lawfully distributed, or that any Bonds may be lawfully offered, in compliance with any applicable registration or other requirements in the PRC, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuing Entity that would permit a public offering of any Bonds or the distribution of this Preliminary Term Sheet in the PRC. Accordingly, the Bonds are not being offered or sold within the PRC by means of this Preliminary Term Sheet or any other document. Neither this Preliminary Term Sheet nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with any applicable laws and regulations. The PRC shall not be responsible or liable for any approvals, registration or filing procedures required by the PRC investors in connection with their subscriptions under this Preliminary Term Sheet under the laws of the PRC as well as any other requirements under other foreign laws.

NOTICE TO RESIDENTS OF SINGAPORE

This Preliminary Term Sheet has not been registered and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Bonds may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this Preliminary Term Sheet or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Bonds be circulated or distributed whether directly or indirectly to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”), (ii) to a relevant person pursuant to Section 275(1) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the Bonds are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person that is: (i) a corporation (which is not an ‘‘accredited investor’’ as defined in Section 4A of the Securities and Futures Act) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, then securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the foregoing securities pursuant to an offer made under Section 275 of the Securities and Futures Act except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the Securities and Futures Act, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the Securities and Futures Act; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the Securities and Futures Act or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations.